Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

September 9, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 28, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Manager Directed Portfolios (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

SanJac Alpha Low Duration ETF

SanJac Alpha Core Plus Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,